UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41672

Top KingWin Ltd

Room 1304, Building No. 25, Tian’an Headquarters Center

No. 555, North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Notice of Compliance from the Nasdaq

On October 7, 2025, Top KingWin Ltd. (“Top KingWin” or the “Company”) received a notification letter from The Nasdaq Stock Market LLC (the “Nasdaq”) that confirmed the Company has demonstrated compliance with the bid price requirement in the Nasdaq Listing Rule 5550(a)(2).

In addition, in application of Nasdaq Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor for a period of one year from the date of the notification letter. If, within that one-year monitoring period, the Company again falls out of compliance with the bid price rule, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide a plan of compliance with respect to that deficiency and will not be granted additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, the Company will receive a delist determination letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable. The Company will have the opportunity to respond/present to the Hearings Panel as provided by Listing Rule 5815(d)(4)(C). The Company’s securities may be at that time delisted from Nasdaq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 9, 2025

TOP KINGWIN LTD

By:	/s/ Ruilin Xu
Name:	Ruilin Xu
Title:	Chief Executive Officer

2